Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in millions)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Income before income taxes	$430	$777	$1,016	$1,820	$525	$373	$200
Less: Net income (loss) attributable to non-controlling interests(2)	4	(15)	(155)	364	16	3	5

Pre-tax income attributable to BlackRock, Inc.	426	792	1,171	1,456	509	370	195
Add: Fixed charges	44	54	102	80	25	18	6
Distributions of earnings from equity method investees	6	14	28	23	2	3	2
Less: (Loss) earnings from equity method investees	(74)	10	(294)	84	6	12	3

Pre-tax income before fixed charges	$550	$850	$1,595	$1,475	$530	$379	$200

Fixed charges:
Interest expense	$30	$36	$69	$52	$13	$11	$1
Interest expense on uncertain tax positions[1]	1	4	5	2	—	—	—
Portion of rent representative of interest	13	14	28	26	12	7	5

Total fixed charges	$44	$54	$102	$80	$25	$18	$6

Ratio of earnings to fixed charges	12.5x	15.7x	15.6x	18.4x	21.2x	21.1x	33.3x

[1]	Interest expense on uncertain tax positions, in accordance with FIN No. 48, has been recorded within income tax expense on the condensed consolidated statements of income.
[2]	Includes redeemable and nonredeemable non-controlling interests.